UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.      )

HEARST-ARGYLE TELEVISION, INC.

(Name of Subject Company)

HEARST-ARGYLE TELEVISION, INC.

(Name of Person(s) Filing Statement)

Series A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

422317 10 7

(CUSIP Number of Class of Securities)

Jonathan C. Mintzer

Vice President, General Counsel and Secretary

Hearst-Argyle Television, Inc.

300 West 57th Street

New York, NY 10019

Telephone (212) 887-6800

(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

☒    Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Item 9. Exhibits.

Exhibit	Description
99.1	Press Release dated August 30, 2007